Exhibit 99.1

Autohome Inc. Supplemental and Updated Disclosures

Autohome Inc. (the “company”) has filed an application (“the Listing Application”) with the Stock Exchange of Hong King Limited (“the Hong Kong Stock Exchange”) in connection with a proposed secondary listing (“the Listing”) of its ordinary shares (“the ordinary shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the ordinary shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”). This Supplemental and Updated Disclosure exhibit sets forth certain new, supplemental and updated information and disclosures as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in the 2019 Form 20-F and other disclosures furnished on Form 6-K. We have not released any audited financial statements subsequent to the 2019 Form 20-F. All information contained in this document relating to our financial position, results of operations, and our cash flows as of and for the year ended December, 31, 2020 is UNAUDITED.

As the company has applied for a secondary listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be the company’s primary listing venue. The company does not expect the Listing to result in significant additional compliance or disclosure obligations.

Unless otherwise stated, all translations of RMB into U.S. dollars and from U.S. dollars into RMB in this Exhibit 99.1 were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

TABLE OF CONTENTS

RISK FACTORS	2
HISTORY AND CORPORATE STRUCTURE	16
INDUSTRY OVERVIEW	19
BUSINESS	27
FINANCIAL INFORMATION	40
REGULATIONS	48
FORWARD-LOOKING STATEMENTS	53

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RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2019 Form 20-F as well as additional new risk factors relating to the Offering and Listing.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are dependent on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies and health epidemics.

We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry historically. However, this industry has recently experienced headwinds in its development. In July 2018, China’s automotive industry experienced negative growth for the first time in the past 28 years and new automobile purchases in China declined for the whole year of 2019, according to Shanghai iResearch Co., Ltd., or iResearch. In 2019, total new passenger vehicle sales volume in China was 21.4 million units, and total used passenger vehicle sales volume in China was 11.1 million, according to iResearch. We cannot predict how this industry will develop in the future, as it could be affected by complex factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases, among other things. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies—including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, and adjustment of purchase tax—may have a considerable impact on the growth of the automotive industry in China.

The automotive industry in China was negatively impacted as well by the outbreak of COVID-19, during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of our automaker and dealer customers. While most of the restrictions on movement within China have been relaxed as of the date of this document, there is great uncertainty as to the future development of the COVID-19 outbreak and its impact on the automotive industry. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions.

Such regulatory developments, health epidemics as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Goodwill and intangible assets impairment could adversely affect our results of operations and financial condition.

We recorded goodwill of RMB1,504.3 million, RMB1,504.3 million and RMB4,071.4 million as of December 31, 2018, 2019 and 2020, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP Car Inc., or TTP, in December 2020. In addition, we recorded intangible assets of RMB440.4 million as of December 31, 2020, primarily consisting of technologies, trademarks, customer relationship and database from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2018, 2019 and 2020, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.

RISK FACTORS

We are subject to credit risk in collecting the accounts receivable due from our customers.

The credit terms we extend to our customers result in accounts receivable. As of December 31, 2018, 2019 and 2020, our accounts receivable (net of allowance for doubtful accounts) were RMB2,795.8 million, RMB3,231.5 million and RMB3,124.2 million, respectively, and we recognized additions to allowance for doubtful accounts of RMB2.2 million, RMB36.7 million and RMB95.7 million in 2018, 2019 and 2020, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

Our short-term investments may expose us to default risk and adversely affect our business, financial condition and results of operations.

During the three years ended December 31, 2018, 2019 and 2020, we invested in bank deposits, adjustable-rate financial products with original maturities of greater than 3 months but less than 1 year and money market funds that are measured at fair value. As of December 31, 2018, 2019 and 2020, our short-term investments amounted to RMB9,849.5 million, RMB10,806.8 million and RMB12,878.2 million, respectively. During the three years ended December 31, 2018, 2019 and 2020, we had not encountered any losses from the default of our short-term investments. However, as we are subject to default risk associated with these short-term investments, we cannot assure you that we will receive investment income or will not incur financial losses from our short-term investments before they reach maturity. Changes of inputs such as annual interest rate will change the fair value of certain of our short-term investments. In the event that we incur financial losses from these short-term investments, our business, financial condition and results of operations may be adversely affected.

Divestitures of businesses and assets may have a material and adverse effect on our business and financial situation.

We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. We also have and may in the future withdraw from certain of our businesses to shift our focus to other businesses. For example, we substantially withdrew from the direct vehicle sales business in 2016. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net (loss)/income from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.

RISK FACTORS

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

We have applied for a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the Listing. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing on the Hong Kong Stock Exchange as at the date of this document, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses within the three-year period subsequent to the Listing. As of the date of this document, we have not identified any target for a potential spin-off. As a result, we do not have any information relating to the identity of any spin-off target or any other details of any spin-off. Accordingly, there is no material omission of any information relating to any possible spin-off in this document. To the extent a waiver is granted by the Hong Kong Stock Exchange, such waiver may be conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render us, excluding the business to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun off at the time of our Listing (calculated cumulatively if more than one entity is spun off). We cannot assure that any spin-off will ultimately be consummated, whether within the three-year period after the listing or otherwise, and any such spin-off will be subject to market conditions at the time and approval by the Listing Committee of the Hong Kong Stock Exchange. In the event that we proceed with a spin-off, our interest in the entity to be spun off (and its corresponding contribution to the financial results of our group) will be reduced accordingly.

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment promulgated in June 2020 and became effective in July 2020, or the Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than e-commerce, domestic multiparty communications, store-and-forward and call center) and the major foreign investor making investment in a value-added telecommunication service provider must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in internet audio-visual programs businesses, internet culture businesses (except for music) and radio and television program production businesses. We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services or other value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China.

RISK FACTORS

As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with two of our VIEs in China, namely Autohome Information and Shengtuo Hongyuan, and their respective shareholders. In particular, Autohome Information currently holds a license for provision of internet information services, or the ICP license, a Value-added Telecommunications License for Online Data Processing and Transaction Processing Business (for operational e-commerce only), a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License which is in the process of renewal, and an Internet Culture Business Permit. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the PRC. Autohome Information is also the sole shareholder of Shanghai Leyulv Travel Agency Co., Ltd., which obtained a Travel Agency Business License in 2019 and is qualified to conduct travel business in the PRC. Shengtuo Hongyuan currently holds an ICP license which is in the process of renewal, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the che168.com website and automobile application-related business. Shengtuo Hongyuan is expected to obtain the updated ICP license in March 2021.

These two VIEs are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to operate internet business in China. We do not have any equity interests in these two VIEs but substantially control their operations and receive the economic benefits through contractual arrangements. We have been and are expected to continue to be dependent upon these two VIEs and their respective subsidiaries for the above mentioned business operations.

In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with the other two VIEs in China, namely Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and two subsidiaries of Autohome Information, namely, Autohome Advertising and Chengshi Advertising. Since the relevant regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media, a Hong Kong advertising and marketing company previously named as Prbrownies Marketing Limited. We have completed the dissolution and deregistration of Guangzhou Advertising and Shanghai Advertising in November 2018 and July 2020, respectively.

Based on the advice of our PRC legal counsel, Han Kun Law Offices, the corporate structure of our VIEs and our subsidiaries in China are in compliance with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, which regulates internet information services companies, the CBIRC, whose predecessor is China Insurance Regulatory Commission, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including, without limitation, levying fines, confiscating our income or the income of Autohome WFOE, Chezhiying WFOE, TTP WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE, TTP WFOE and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.

RISK FACTORS

Any of these actions could cause significant disruption to our business operations, including our business operations not carried out through the VIEs, and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. As we generate substantially all our revenues through or with the support of our online platforms, whose operation is dependent on the business or operating licenses held by Autohome WFOE, Chezhiying WFOE, TTP WFOE and the VIEs, if such licenses are revoked, or if our servers are shut down or our websites and mobile applications are blocked, we may not be able to continue our operation. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the VIEs.

RISKS RELATED TO DOING BUSINESS IN CHINA

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

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We only have contractual control over our websites and mobile applications. We do not own the websites or the mobile applications due to the restriction on foreign investment in businesses providing value-added telecommunication services in China, which include internet content provision services.

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There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our subsidiaries and VIEs may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, both Autohome Information and Shengtuo Hongyuan may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information on the mobile applications and the websites autohome.com.cn and che168.com is deemed by the PRC regulatory authorities as being provision of internet publishing service, internet news information service.

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The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced to transform the Central Leading Group for Cyberspace Affairs into a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

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New laws and regulations may be promulgated to regulate internet activities, including online advertising businesses and online auto finance businesses. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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New government policies and internal rules relating to the regulations on internet activities may negatively affect our user traffic growth. For example, the E-commerce Law, which took effect on January 1, 2019, provides that the character “advertisement” should be noticeably marked on the commodities or services ranked under competitive bidding. Complying with such requirements may negatively affect the growth rate of user traffic on our websites and mobile applications. The promulgation of laws and regulations relating to the internet activities may further impair our user traffic growth.

RISK FACTORS

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT), issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information and Shengtuo Hongyuan, two of our VIEs, own the related domain names and trademarks and hold the ICP licenses, necessary to conduct our operations for websites and mobile applications in China.

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this document, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and as advised by our PRC legal counsel, we do not expect that the Guideline will have a material impact on our business. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the internet industry. If we or our VIEs fail to obtain or maintain any of the required assets, licenses or approvals, our continued business operations in the internet industry may subject us to various penalties, including the confiscation of illegal net revenues, fines and the discontinuation or restriction of our operations, any of which would materially and adversely affect our business and results of operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ordinary share, ADSs and the Listing—You may face difficulties in protecting your interests, and your ability to protect your rights through the Hong Kong courts or the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside Hong Kong and the United States” for risks associated with investing in us as a Cayman Islands company.

RISK FACTORS

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, including the CSRC, which became effective on September 8, 2006 and was amended on June 22, 2009, purport to require an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals for the purpose of the domestic companies actually owned by such PRC companies or individuals (through acquisitions of the equity held by such domestic companies’ shareholders or the equity newly issued by such domestic companies by those means with equity as consideration specified in the M&A Rules) seeking a public listing on an overseas stock exchange to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. We publicly listed our ADSs on NYSE on December 11, 2013 and to the date of this document have not received any notice or document requiring us to obtain such CSRC approval. Based on our understanding of current M&A Rules, the CSRC’s approval is not required for the listing and trading of our ordinary shares on the Main Board under Chapter 19C of the Hong Kong Listing Rules (Secondary Listings of Qualifying Issuers) in the context of this offering. However, the application of the M&A Rules remains unclear and there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Currently, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and our understanding is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

RISK FACTORS

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and consequently investors may be deprived of the benefits of such inspection. As a result of recent legislation, if such a PCAOB inspection of our auditor cannot be completed within the next three years, we will be required to remove our listing and cease all trading of our securities in the U.S. capital markets. During the intervening period, this and other recent legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or ordinary shares.

Our auditor, the independent registered public accounting firm that issued the audit reports included in our prior Form 20-F filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. The auditor of our consolidated financial statements is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Subsequently, in December 2018 and April 2020, the SEC and the PCAOB issued two joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020, and signed into law by the president of the United States on December 18, 2020. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs and ordinary shares could be materially adversely affected, and we could be delisted in the United States if we are unable to meet the PCAOB inspection requirement in time.

The lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

RISK FACTORS

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the Chinese trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, we have expanded our business into the Europe and may continue to extend our global footprint in the future. Any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

RISKS RELATED TO OUR SHARES, OUR ADSS AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. For additional information, see “Waivers from Strict Compliance with the Hong Kong Listing Rules and Exemptions from the Companies (Winding Up and Miscellaneous Provisions) Ordinance.”

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and our incurring of incremental compliance costs.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of our ordinary shares can be, volatile, which could result in substantial losses to holders of our ordinary shares and/or ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons. For example, the daily closing trading prices for our ADSs ranged from US$63.71 to US$105.89 in 2020. The trading price for our ordinary shares and/or ADSs may continue to fluctuate in response to factors including, without limitation, the following:

RISK FACTORS

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	conditions in the entire automotive ecosystem;

•	conditions in the online industry;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates among the RMB, the Hong Kong dollar and the U.S. dollar;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive related services;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	obtaining or revocation of any operating license or permit in relation to our business;

•	pending or potential litigation or administrative investigation;

•	publicity involving our business and the effectiveness of our sales and marketing activities; and

•	alleged untrue statement of a material fact or alleged omission to state a material fact in our public announcements or press releases or misinterpretation thereto.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Particularly, concerns over economic slowdown resulting from the COVID-19 pandemics have triggered a US key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the US capital market. No guarantee can be given on how the capital markets will react although actions have been taken worldwide to combat the spread of the coronavirus. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares and/or ADSs. The market price of our ordinary shares and/or ADSs may also be adversely affected by any alleged untrue statement or alleged omission to state a material fact in our public announcements or press releases, which may even lead to securities class action suits against us. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility or a lack of positive performance in our ordinary shares and/or ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business or if they adversely change their recommendations regarding our ordinary shares and/or ADSs, the market price for our ordinary shares and/or ADSs and trading volume could decline.

The trading market for our ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares and/or ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares and/or ADSs to decline.

RISK FACTORS

Although we adopted regular dividend policy in 2019, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any year and, therefore, you may need to rely on price appreciation of our ordinary shares and/or ADSs as the sole source for return on your investment.

In November 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 19, 2020, our board of directors declared a cash dividend of US$0.77 per ordinary share (or per ADS) in favor of holders of our ordinary shares as of the close of business on April 15, 2020 in accordance of the dividend policy, which cash dividend was paid on or about April 22, 2020. On February 2, 2021, our board of directors declared a cash dividend of US$0.87 per ADS (or US$0.2175 per ordinary shares after reflecting the proposed 4-for-1 share split effective on February 5, 2021) for fiscal year 2020, which is expected to be paid on March 5, 2021 to shareholders of record as of the close of business on February 25, 2021 in accordance with our dividend policy.

Despite a regular dividend policy being in place, before any dividend is declared and paid for any given year, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.

Furthermore, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, you should not rely on your investment in our ordinary shares and/or ADSs as a source for any future dividend income and the future return on your investment in our ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our ordinary shares and/or ADSs. There is no guarantee that our ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the ordinary shares and/or ADSs. You may not realize a return on your investment in our ordinary shares and/ or ADSs and you may even lose your entire investment in our ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our shares could cause the price of our ordinary shares and/or ADSs to decline.

Sales of our ordinary shares and/or ADSs in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ordinary shares and/or ADSs to decline. Yun Chen owned 49.0% of our total outstanding shares as of December 31, 2020. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ordinary shares and/or ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares and/or ADSs.

RISK FACTORS

In addition, if we issue additional ordinary shares, through private transactions or in the public markets in the United States, Hong Kong or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ordinary shares and/or ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the Hong Kong courts or the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside Hong Kong and the United States.

We are incorporated in the Cayman Islands and conduct most of our operations in China through our PRC subsidiaries and VIEs. Most of our directors and officers reside outside Hong Kong and the United States and a substantial portion of the assets of such directors and officers are located outside of Hong Kong and the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in Hong Kong or the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Cayman Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors and officers, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in Hong Kong courts or U.S. federal courts.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our fifth amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. Currently, we rely on home country practice in lieu of the New York Stock Exchange listing standard with respect to our corporate governance, including requirements that listed companies have, among other things, a majority of their board members to be independent and have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. Therefore, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

RISK FACTORS

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including Section 404 therein relating to internal control over financial reporting, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary share and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our ordinary shares after the global offering.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

RISK FACTORS

The time required for the exchange between ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2019 Form 20-F relating to selected aspects of our history and corporate structure.

CONTRACTUAL ARRANGEMENTS

Overview

In December 2020, the Company acquired TTP which conduct its business related to internet content services in China through Shanghai Jinwu and Shanghai Antuo. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Antuo and each of its individual nominee shareholders, namely Weiwei Wang and Butao Yu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Antuo and their respective shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu and Shanghai Antuo, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Antuo, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Antuo when and to the extent permitted by the PRC laws.

In February 2021, Min Lu, the then individual nominee shareholder of Autohome Information and Shengtuo Hongyuan, entered into equity interest transfer agreements and debt transfer and offset agreements with Quan Long and other related parties, pursuant to which Min Lu transferred all his equity interests in each of Autohome Information and Shengtuo Hongyuan to Quan Long. In February 2021, Autohome WFOE entered into a termination agreement with Autohome Information and its then individual nominee shareholders, namely, Min Lu and Haiyun Lei, to terminate the contractual agreements in connection with Autohome Information made in March 2017, and Chezhiying WFOE entered into a termination agreement with Shengtuo Hongyuan and its then individual nominee shareholders, namely, Min Lu and Haiyun Lei, to terminate the contractual agreements in connection with Shengtuo Hongyuan made in September 2016. Upon the execution of the above agreements, all contractual arrangements made by and among Min Lu, Haiyun Lei, Autohome Information, Shengtuo Hongyuan and our wholly-owned subsidiaries have been terminated.

In February 2021, Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders, namely, Quan Long and Haiyun Lei, and Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders, namely, Quan Long and Haiyun Lei.

Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB289.5 million in 2018, RMB221.7 million in 2019 and RMB219.5 million (US$33.6 million) in 2020 in consideration for services provided to the VIEs. In the years ended December 31, 2018, 2019, and 2020, our VIEs contributed in aggregate 9.3%, 8.3% and 8.1%, respectively, of our total net revenue.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide Internet content services in the PRC. Pursuant to the applicable PRC laws, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting value-added telecommunication service provider (other than e-commerce, domestic multiparty communications, store-and-forward and call center) and the major foreign investor making investment in a value-added telecommunication service provider must have experience in providing value-added telecommunications services overseas and maintain a good track record. The principal business of Autohome Information and Shengtuo Hongyuan involves provision of Internet content services through websites and mobile apps and online data processing and transaction processing services, which falls within the scope of “value-added telecommunication services” under the Telecommunications Regulations. Autohome Information and Shengtuo Hongyuan each holds an ICP license. Given that the services provided by our VIEs fall under the scope of value-added telecommunication services businesses, our VIEs are required to hold such licenses which are subject to foreign ownership restrictions. Furthermore, both Autohome Information and Shengtuo Hongyuan provide maps on their websites and mobile applications for the convenience of our users to locate certain service providers. Pursuant to the applicable PRC laws, entities engaging in Internet mapping services, such as geographic positioning and uploading of geographic information, are required to obtain a surveying qualification certificate for Internet mapping services, and the operation of Internet mapping services is subject to foreign investment restrictions. Autohome Information and Shengtuo Hongyuan each holds Surveying and Mapping Qualification Certificate for Internet Mapping.

HISTORY AND CORPORATE STRUCTURE

In addition, foreign investors are prohibited from investing in companies engaged in internet audiovisual programs businesses, Internet culture businesses (except for music) and radio and television program production businesses. Autohome Information currently holds an Operating License for the Production and Dissemination of Radio and Television Programs, an Internet Audio/Video Program Transmission License which is in the process of renewal and an Internet Culture Business Permit. Shengtuo Hongyuan currently holds an Operating License for the Production and Dissemination of Radio and Television Programs.

Confirmations and risks relating to the variable interest entity structure

Our PRC legal counsel is of the opinion that:

a)	The current ownership structure of our VIEentities and our corresponding subsidiaries in China is not in violation of applicable PRC laws and regulations currently in effect;

b)

each of the contractual arrangements entered into by our VIE entities, the corresponding subsidiaries and the respective VIE shareholders governed by PRC laws and regulations is valid, legal and binding except that the pledge on the shareholders’ equity interests in Autohome Information and Shengtuo Hongyuan would not deemed validly created until it is registered with the competent SAMR, and does not and will not violate any applicable PRC laws and regulations or their respective articles of association currently in effect; and

c)

each of the contractual arrangements entered into by our VIE entities, the corresponding subsidiaries and the respective VIE shareholders governed by PRC laws and regulations are not void under the Civil Code of the PRC.

Based on the above, our directors believe that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from our VIE entities on us are enforceable under the relevant laws. Nevertheless, any violations by our VIE entities of our agreements with them could disrupt our operations or adversely affect our services. Appropriate arrangements have been made to protect the company’s interests in the event of death or bankruptcy of the VIE shareholders.

Additionally, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC Laws. Accordingly, PRC regulatory authorities or courts may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws relating to contractual arrangements will be adopted, what the Laws would provide. If we or any of our VIE entities is found to be in violation of existing or future PRC laws, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the contractual arrangements.

We have considered the costs and difficulties of acquiring insurance on commercially reasonable terms, and consider it impractical for us to have insurance to cover these risks. Accordingly, we have not purchased insurance to cover the risks relating to the contractual arrangements.

As of the date of this document, we had not encountered any interference or encumbrance from any PRC regulators in operating our business through our VIE entities under the contractual arrangements

RECENT DEVELOPMENT ON SHAREHOLDING STRUCTURE

In February 2021, a change in the shareholding structure of Yun Chen occurred following which Ping An Group retained control of 100% of the voting rights and more than 80% of the economic interests in Yun Chen.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. The information and statistics contained in this section have been derived partly from publicly available government and official sources as well as from the “iResearch Report” produced by iResaerch, an independent third party.

OVERVIEW OF AUTOMOTIVE INDUSTRY IN CHINA

China is the world’s largest automotive market as measured by sales volume of new passenger vehicles in 2019. According to the iResearch Report, in 2019, total new passenger vehicle sales volume in China was 21.4 million units, compared to 17.1 million units in the United States1, 4.3 million units in Japan, 3.6 million units in Germany, and 2.3 million units in the United Kingdom. It is expected by 2025, total new passenger vehicle sales volume in China shall reach 25.8 million units.

Total used passenger vehicle sales volume in China has increased from 6.0 million units in 2015 to 11.1 million units in 2019, representing a compound annual growth rate (“CAGR”) of 16.5%. Total used passenger vehicle sales volume in the United States, however, was 40.8 million units in 2019, indicating large room of growth for China market. It is expected that total used passenger vehicle sales volume in China shall increase from 10.8 million units in 2020 to 19.5 million units in 2025, representing a CAGR of 12.6%.

Despite total passenger vehicle sales volume (including both new and used cars) in China decreased by 42.6% year-on-year in the first quarter of 2020 due to the negative impact from COVID-19 on both the demand and supply side, the sales volume has increased by 1.6% year-on-year in the second quarter of 2020 and 8.5% year-on-year in the third quarter of 2020, due to a well-contained pandemic in China and supportive government policies.

According to the iResearch Report, the main factors driving the growth of China’s automotive industry include the following:

•

Low vehicle ownership penetration rate. Automobile ownership was 186 units per 1,000 people in China as the end of 2019, much lower than 837 in the United States, 591 in Japan, 589 in Germany, 458 in South Korea, 433 in Malaysia and 250 in Thailand at the same time point, implying large room for further ownership increase.

•

Urbanization and increasing affluence. The urban population as a percentage of China’s total population increased from 55.5% in 2015 to 60.3% in 2019, leading to an increase in travel distances for urban dwellers. Annual per capita disposable income increased from RMB21,966 in 2015 to RMB30,733 in 2019, indicating a CAGR of 8.8%. With increasing prosperity, durable consumer goods, including automobiles, have become more affordable to Chinese consumers.

•

Large infrastructure investment. In parallel to this greater urbanization, the Chinese Government has been investing extensively in transportation infrastructure, with China’s total mileage of highways growing from 123.5 thousand kilometers in 2015 to 149.6 thousand kilometers in 2019. As a result, automobiles, which bring higher mobility to consumers, have become an increasingly important form of transportation in China.

•	Favorable government initiatives. China has witnessed a preferential policy environment for auto transactions in recent years, for example:

•

The central government and local governments in cities with restricted vehicle purchases such as Beijing and Shenzhen, are gradually encouraging the appropriate increase in number of vehicle license plates and purchase targets, to drive the consumption of vehicles and related products.

1	Total new passenger vehicle sales volume in the United States includes light trucks.

INDUSTRY OVERVIEW

•	Local governments such as Shanghai and Guangdong, are providing subsidies to trade-in transactions of fuel vehicles, and rural residents’ purchase of vehicles.

•

The State Council and relevant ministries announced in 2020 the extension of subsidy and exemption of purchase tax on new energy vehicle purchase till 2022, to promote the domestic automobile consumption and protect the new energy vehicle industry chain.

•

The People’s Bank of China and the China Banking and Insurance Regulatory Commission elevated the maximum permitted loan-to-value ratio for both new and used cars in 2017 to facilitate consumers’ purchase of vehicles through better leveraging of financial tools.

OVERVIEW OF ONLINE AUTO SERVICE PLATFORM INDUSTRY IN CHINA

Online auto service platform mainly serves as a link between the upstream participants and downstream consumers. On one hand, it attracts auto consumers with various auto related services and accumulates user data. On the other hand, it establishes cooperation with upstream suppliers, including automakers, dealers, used car sources, and financing, insurance and other aftersales market product providers, and monetizes through serving as an important distribution channel for auto advertising, leads, new and used vehicles, financial and insurance products, and data products, etc.

Going forward, leading online auto service platforms are expected to empower more service scenarios to attract and deposit user assets, while penetrate into more related upstream markets to enlarge business potential and monetization opportunities.

ONLINE AUTOMOBILE ADVERTISING AND AUTO LEADS GENERATION MARKETS IN CHINA

Sales and marketing activities of automakers and dealers include both offline and online channels. Offline channels include traditional media-based advertising such as print media or outdoor billboards, as well as offline promotional events such as product exhibition and other PR campaign. Online channels include online advertising on automotive vertical websites and mobile application, internet portals, social media, news, video and live-streaming applications.

Total sales and marketing spending on new passenger vehicles by automakers in China has increased from RMB257.7 billion in 2015 to RMB309.4 billion in 2019, representing a CAGR of 4.7%, and is expected to increase from RMB249.3 billion in 2020 to RMB377.6 billion by 2025, representing a CAGR of 8.7%.

INDUSTRY OVERVIEW

Auto advertisements and leads market in China, in terms of total spending on auto advertisements and leads subscription, has increased from RMB49.9 billion in 2015 to RMB74.8 billion in 2019, indicating a CAGR of 10.7%, and is expected to increase from RMB56.8 billion in 2020 to RMB116.4 billion by 2025, indicating a CAGR of 15.4%.

•

Auto advertising market in China, in terms of total auto advertisements spending, increased from RMB42.9 billion in 2015 to RMB56.8 billion in 2019, indicating a CAGR of 7.2%, and is expected to increase from RMB38.5 billion in 2020 to RMB76.7 billion in 2025, indicating a CAGR of 14.8%.

•

Auto leads market in China, in terms of total online spending on leads subscription, increased from RMB7.0 billion in 2015 to RMB18.1 billion in 2019, indicating a CAGR of 26.8%, and is expected to increase from RMB18.3 billion in 2020 to RMB39.7 billion in 2025, indicating a CAGR of 16.8%.

Online auto advertisements penetration, in terms of online auto advertisements spending as a percentage of total auto advertisements spending, has increased from 33.7% in 2015 to 45.6% in 2019. With the COVID-19 pandemic, the online penetration is expected to reach 59.8% in 2020. Going forward, the shift of marketing budget from offline to online is expected to continue, with online penetration expected to be 58.6% in 2025.

Auto advertisements and leads vertical platform market in China, in terms of total spending on auto advertisements and leads subscription on online auto service platforms, has increased from RMB10.4 billion in 2015 to RMB23.2 billion in 2019, indicating a CAGR of 22.1%, and is expected to increase from RMB24.3 billion in 2020 to RMB65.3 billion by 2025, representing a CAGR of 21.9%. Vertical platforms are taking larger share of the online advertising pocket over time, over competing online channels.

INDUSTRY OVERVIEW

As the industry is reshaping, we see some key trends emerging that benefit the industry:

•

Consumers are spending more and more time online, and online channels are now serving as the most important sources of information for consumers. The recent COVID-19 pandemic has accelerated the change in consumers’ behavior, with the frequency and duration of usage of online auto service platforms increasing significantly post the pandemic, and accordingly forced various industry players to adapt their offering to an ever more online ecosystem.

•

Consumers have indicated strong preference for platforms with high quality, personalized and rich content (e.g. professionally-generated content, user-generated content), and all the more for platforms offering diversified formats (e.g. AR, VR, live streaming, short videos, etc.). This has resulted in an increasing demand for innovative and interactive online marketing tools, such as virtual showroom or live streaming event. More and more industry players are capturing this opportunity through adopting pioneering intelligent showroom and live streaming functions, that integrate augmented and virtual reality, big data, and voice recognition to achieve panoramic car shopping, smart recommendations, and shopping guides, which are particularly useful for virtual auto shows, especially during this COVID-19 pandemic.

•

Increasing demand from automakers and dealers for performance-based marketing solution and precise audience reach and customized advertising leveraging AI and big data, benefiting players with rich user data and the capability to provide personalized content to customers.

AUTO DATA PRODUCTS MARKET IN CHINA

Auto data products primarily consist of data reports and intelligent tools in the form of SaaS that assist the R&D, marketing, sales and aftersales of automakers and dealers along the car life cycle.

Data products tap into both the sales and marketing budgets of automakers in China which is estimated to be RMB309.4 billion in 2019, and RMB377.6 billion by 2025, as well as the research & development (R&D) budgets of automakers in China, which is estimated to be RMB111.7 billion in 2019, and RMB164.8 billion by 2025.

The development of auto data product market is still at the early stage. Total spending on data products by automakers and dealers in China was only RMB1.0 billion in 2019, and is expected to increase to RMB23.0 billion by 2025, representing a CAGR of 67.8%.

INDUSTRY OVERVIEW

According to the iResearch Report, the main factors driving the growth of China’s auto data products market include the following:

•	Automakers’ and dealers’ digitalization transformation in their sales & marketing and R&D efforts to increase efficiency.

•	R&D: To address the increasing market demand to produce innovative new car models with technology features, automakers need to leverage data products to improve R&D capabilities.

•

Marketing and operations: To provide consumers with intelligent life cycle services, automakers and dealers need to rely more on technology and data tools. For example, to provide precise marketing through big data analysis in customer acquisition stage; to leverage VR technologies to provide consumers with a real sense in car selection stage; to conduct performance and price evaluations with AI in car purchase stage; and to provide timely maintenance reminders through intelligent monitor of auto parts performance in aftersales stage, etc.

•

The enhanced capability of SaaS providers to offer various solutions that satisfy disparate needs. The user data accumulated and improving end-to-end SaaS capabilities enable data products providers to offer comprehensive digital services to automakers and dealers along the full spectrum of auto value chain, driving the demand of automakers and dealers for digitalized services.

ONLINE USED CAR TRANSACTION MARKET IN CHINA

According to the iResearch Report, total used passenger vehicle transaction value in China has increased from RMB431.7 billion in 2015 to RMB740.4 billion in 2019, representing a CAGR of 14.4%, and is expected to increase from RMB723.4 billion in 2020 to RMB1,242.2 billion by 2025, representing a CAGR of 11.4%. The total addressable market of used passenger vehicle transaction services market in China, consisting of the potential commission fees used car transaction platforms are able to receive, is expected to increase from RMB35.0 billion in 2020 to RMB64.6 billion by 2025, representing a CAGR of 13.0%.

The main factors driving the growth of China’s online used car transaction market include the following:

•

Used car transactions in China are yet to be more active. Used passenger vehicle transaction volume as percentage of new passenger vehicle sales volume in China was 51.5% in 2019, lower than 343.7% in the United Kingdom, 239.2% in the United States, and 136.7% in Japan of the same period.

•

Improvement of information transparency and integrity on used car transactions. The pain points of uneven seller reputation, unfair transaction prices and opaque vehicle conditions in used car market in China are gradually being solved with the improvement of credit system across the society and the development of comprehensive used car platforms. Thus, consumers in China are having stronger confidence in used car transactions.

•

Rectification ofprice gap between new and used vehicles. The price inversion between new and used vehicles once greatly hindered the used car market in China. The gradual rationalization of the prices of new and used vehicles are providing more incentives for used car transactions.

•

Users’ strong willingness to leverage online auto service platforms to purchase used cars. According to investigation by iResearch, users are generally more prone to purchasing used cars on online auto platforms than in offline stores after viewing information on the online platforms. Consider the strong user willingness of online view and online purchase, and trust on the C2B2C model provided and backed by online platforms, there exists huge potential for online used car transactions.

•

Supportive government policies on used car transactions. Premier Li Keqiang mentioned in Report on the Work of the Government in 2018 that the policy of restriction on the relocation of used cars should be completely abolished. Thereafter, both the Ministry of Commerce and various provincial governments have stated to speed up the implementation of the policy to support the prosperity of used car market. Besides, the Ministry of Finance and State Administration of Taxation, jointly announced in 2020 to slash the value-added tax rate on used car sales from 2 percent to 0.5 percent, to further promote the used car transactions.

INDUSTRY OVERVIEW

AUTO FINANCING, INSURANCE AND AFTERSALES MARKETS IN CHINA

Auto Financing and Insurance

According to the iResearch Report, auto financing market in China, in terms of total auto retail loan balance, has increased from RMB305.2 billion in 2015 to RMB719.4 billion in 2019. The total addressable market of online auto financing transaction services market in China, consisting of the potential commission fees online auto financing platforms are able to receive, is estimated to be RMB26.1 billion by 2025. Also according to the iResearch Report, auto insurance market in China, in terms of total automobile insurance premium, has increased from RMB619.9 billion in 2015 to RMB818.8 billion in 2019. The total addressable market of online auto insurance transaction services market in China, consisting of potential commission fees online auto insurance platforms are able to receive, is estimated to be RMB35.8 billion by 2025.

The main factors driving the growth of China’s auto financing and insurance market include the following:

•

Under-penetrated auto financing market in China. The penetration of auto financing in China, in terms of sales volume with auto financing as a percentage of total, was approximately 43.0% for new passenger vehicles in 2019, which was much lower than 86.0% in the United States, 75.0% in Germany, and 70.0% in France in 2018. The penetration of auto financing for used passenger vehicles in China, in terms of sales volume with auto financing as a percentage of total, was approximately 28.0% in 2019, also much lower than the approximately 50.0% level in developed European and American markets. Still in the early stage of development, China’s auto financing market has broad space for development. It is expected by 2025, the penetration of auto financing for new passenger vehicles shall reach approximately 61.0% in China.

•

Increasing receptiveness of consumer credit and insurance products of Chinese population. Consumers in China, especially younger generations, are increasingly spending with consumer credits, under the prevalence of advanced consumerism, and the backdrop of improvement in personal credit system across the society. Insurance products are gaining increasing popularity as well, with the strengthening of health awareness among young and middle-aged generations. Auto finance and insurance, as a category of consumer credit and insurance in a vertical sector, shall benefit from the trend as well.

•

Technology innovations leading to a greater variety ofproducts and a higher degree of efficiency. The application of big data and artificial intelligence is increasingly helping auto finance and insurance institutions gain deeper insights into user behaviors, thus facilitating their product development, marketing and customer acquisition, and risk control.

Auto Aftersales Market

Auto aftersales market incorporates various services surrounding the use of vehicles post consumers’ purchase, including maintenance and repair, rental services and auto accessories (car interiors and hardware for Internet of Vehicles, etc.). Online auto aftersales market, refers to those services facilitated and transacted online.

According to the iResearch Report, auto aftersales market in China has increased from RMB751.0 billion in 2015 to RMB1,269.8 billion in 2019, representing a CAGR of 14.0%, and is expected to increase from RMB1,366.4 billion in 2020 to RMB2,122.3 billion by 2025, representing a CAGR of 9.2%.

Also according to the iResearch Report, online auto aftersales market in China has increased from RMB157.6 billion in 2015 to RMB330.8 billion in 2019, representing a CAGR of 20.4%, and is expected to increase from RMB391.6 billion in 2020 to RMB710.8 billion by 2025, representing a CAGR of 12.7%.

INDUSTRY OVERVIEW

COMPETITIVE LANDSCAPE

We are the largest automotive service platform in terms of mobile daily active users (“DAU”) as of December 2020 with full-service offerings. We face challenges from other major players that include HKEx1Q7 automotive vertical websites and mobile applications, and online automotive transaction platforms. For (ii) example, according to iResearch, BitAuto, which was founded in 2000 and was listed on the NYSE from 2010 to 2020, provides online auto information to Chinese auto consumers and advertising, leads generation and other services to automakers and dealers; Dongchedi, founded in 2017, is an online auto information platform with online media and leads subscription as its major service offerings; Guazi, founded in 2015, is an online auto service provider focused on the used-car market in China; Uxin, which was founded in 2011 and has been listed on NASDAQ since 2018, also focuses on the used-car market. We also face competition from companies engaged in social media business who compete for HKEx1Q7 online traffic, and traditional dealerships with whom consumers in China might be more accustomed to (i) making automobile purchases.

The comprehensiveness in service offerings to users is the key to maintain and grow a large and engaging user base, which in turn, allows the industry players to provide a one-stop solution to automakers and deals, maximizing the lifetime value for each customer and establishing a significant barrier of entry. We are the only player with offerings covering full auto ownership life cycle.

			Service offerings
Company	Average daily mobile active users (million)(1)(2)	Average daily application access rate per user (mobile applications) (times)(1)	Media	New car leads	Data products	New car transaction	Used car transaction	Financing(1)	Aftermarket
Autohome (汽车之家)	42.1	3.5	✓	✓	✓	✓	✓	✓	✓
Company A	6.9	2.8	✓	✓	✓			✓	✓
Company B	4.4	3.4	✓	✓	✓			✓	✓
Company C	0.6	3.2				✓	✓	✓	✓
Company D	0.1	2.6					✓	✓

Notes:

(1)	Mobile active users and average daily application access rate per user (mobile applications) are based on QuestMobile data, in December 2020.
(2)

Average daily mobile active users include users from mobile websites, primary mobile applications and mini-apps for us, and primary mobile applications and mini-apps for competitors, as QuestMobile did not collect the mobile website data of competitors. Excluding users of our mobile websites, our average mobile daily users were 15.4 million, in December 2020.

(3)

For auto financing, we and our competitors only provide platforms for cooperative banks and financial institutions to display and market financial products, and facilitate loans, but do not engage in lending directly due to license restrictions, as none of them hold an auto financing license.

According to the iResearch Report, we are the largest online automotive advertising and leads generation service provider with a 29.9% market share, in terms of media services and leads generation revenue, in China’s online auto vertical media advertising and leads generation market in 2019. Other major players include automotive vertical websites and mobile applications.

Company	Online auto vertical media advertising and leads generation market share in 2019
Autohome (汽车之家)	29.9%
Company A	16.8%
Company B	3.9%

Note:

(1)

According to iResearch, neither Company C nor Company D has media and leads generation services as its major service offerings, and the market share of each in China’s online auto vertical media advertising and leads generation market in 2019 is negligible (thus not disclosed here).

INDUSTRY OVERVIEW

KEY ENTRY BARRIERS IN THE ONLINE AUTO SERVICE PLATFORM INDUSTRY IN CHINA

According to the iResearch Report, the main entry barriers to enter the online auto service platform industry in China include the following:

•

Upstream barriers, including stable sources of vehicles and license of auto financing. Stable sources of new and used passenger vehicles through deep relationship with automakers and dealers enable users to have more choices for information and decision making on the platform. Cooperation with institutions with the license helps users make purchase decisions in a more efficient manner.

•

Platform barrier, primarily proprietary technology and data insight. Technology capability and user knowledge empower automakers’ sales and marketing and R&D, and provide users with unique purchase experiences through VR, AI and personalized solutions.

•

Downstream barriers, including quality contents and valuable loyal user group. Quality PGC and professional user-generated contents from top creators and early release of premium contents guarantee the competitiveness of the platform. A stable user group with leading scale helps promote reputation of the platform, thus facilitating the branding and new user acquisition.

SOURCE OF INFORMATION

In connection with the global offering, we have engaged iResearch to conduct a detailed analysis and prepare an industry report on the markets in which we operate. iResearch is an independent and a PRC-based market research institution that provides consumer insights and market data to companies in various industries, including mobile internet, big data, information technology, e-commerce, advertising. We incurred a total of RMB780,000 in fees and expenses for the preparation of the iResearch Report. The payment of such amount was not contingent upon our successful Listing or on the results of the iResearch Report. Except for the iResearch Report, we did not commission any other industry report in connection with the global offering.

We have included certain information from the iResearch Report in this document because we believe such information facilitates an understanding of the markets in which we operate for potential investors. iResearch prepared its report based on its in-house database, independent third-party reports and publicly available data from reputable industry organizations. Where necessary, iResearch contacts companies operating in the industry to gather and synthesize information in relation to the market, prices and other relevant information. iResearch believes that the basic assumptions used in preparing the iResearch Report, including those used to make future projections, are factual, correct and not misleading. iResearch has independently analyzed the information, but the accuracy of the conclusions of its review largely relies on the accuracy of the information collected. iResearch research may be affected by the accuracy of these assumptions and the choice of these primary and secondary sources.

In preparing the iResearch Report, iResearch relied on market information which has a variety of data sources, including external information channels and iResearch internal database. External information channels consist of both primary and secondary research sources, including the National Bureau of Statistics of China, the World Bank, the China Association of Automobile Manufacturers and the China Automobile Dealers Association, etc.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2019 Form 20-F relating to selected aspects of our business and operations as well as a current description of our mission, vision, strengths and strategies.

OUR MISSION

To engage, educate, and inform consumers about everything auto.

OUR VISION

To become the world’s largest intelligent automotive ecosystem, covering all stages of ownership life cycle of automobiles.

Overview

We began in 2008 as a content-led vertical media company focusing on media services (“1.0 Media”). In 2016, we launched our “4+1” strategic transformation initiative (“2.0 Platform”), building a platform that covers “auto contents,” “auto transactions,” “auto financing” and “auto lifestyle” to transform and upgrade from a content-led vertical company to a data and technology-driven automotive platform. Since 2018, we have focused on developing a full suite of intelligent products and solutions with artificial intelligence (“AI”), big data and cloud technologies (collectively, “ABC”) to build an integrated ecosystem that connects all participants in the auto industry by providing end-to-end data-driven products and solutions across the value chain (“3.0 Intelligence”). Going forward, we plan to continue leveraging our “software as a service” (“SaaS”) capabilities together with our core AI, big data, and cloud technologies (“4.0 ABC + SaaS”) to expand both horizontally and vertically.

The chart below illustrates our integrated ecosystem, including transaction flows and fund flows within each of our businesses2:

[2]	As of the date of this document, the VIEs carried out primarily part of the leads generation services to dealers (used car listing services) and part of the auto financing services

BUSINESS

We achieved strong operating results during the three years ended December 31, 2018, 2019 and 2020. Our net revenues increased by 16.4% from RMB7,233.2 million in 2018 to RMB8,420.8 million in 2019 and further increased by 2.8% to RMB8,658.6 million (US$1,327.0 million) in 2020. Our net income attributable to Autohome Inc. increased by 11.5% from RMB2,871.0 million in 2018 to RMB3,200.0 million in 2019 and further increased by 6.4% to RMB3,405.2 million (US$521.9 million) in 2020.

STRENGTHS

Leading online destination for automobile consumers in China

We are the largest online destination for automobile consumers in China among auto service platforms in terms of DAU according to QuestMobile. The number of average daily active users who accessed our mobile websites, primary applications and mini-apps, reached 42.1 million in December 2020.

Our dominant position in user traffic brings about strong financial performance. In 2019, our revenue of RMB8,420.8 million made us one of the largest and our net margin of 38.0% made us the most profitable among automotive service platforms in China, according to iResearch. We managed to maintain high and consistent revenue growth in recent years despite the headwinds in the sector.

We also maintain a leading position in terms of automotive transactions. Our closed-loop transaction platform enables automobile buyers to review auto-related information, purchase vehicles from sellers, and obtain auto financing offered by our cooperative financial institutions as well as other ancillary services on the platform. TTP Car Inc. (“TTP”) is currently the largest used automobile auction platform in China, having generated 240,000 used car transactions in 2019, according to iResearch. In conjunction with TTP, we are the largest used car transaction platform in China by total number of leads generated in 2019, according to iResearch.

BUSINESS

Our scale is underpinned by our trusted brands. We believe our strong and well-recognized brand is an integral part of our ability to attract and retain our users. Our “Autohome” brand has been the most searched automotive-related keyword during substantially the entire period from July 2011 to December 2020 on Baidu.com, China’s largest internet search engine, according to iResearch. Organic traffic contributes to the majority of total traffic, demonstrating strong consumer and brand recognition. Our brand was also seen as the most reliable among our competitors, according to the iResearch survey.

As a leading online destination for automobile consumers in China, we believe we are well positioned to capture attractive and lucrative market opportunities that arise from the growing demand for high quality auto-related content and services. We believe that our strong brand has also helped us to continuously attract new users and expand our market share.

Comprehensive, independent and interactive content and tools for automobile consumers

We deliver comprehensive, independent and interactive content and tools on our platform to generate strong user traffic, maintain user engagement and loyalty, and engender product awareness and purchasing intent. Our content includes original-generated content created by our dedicated editorial team, professionally-generated content, user-generated content, AI-generated content, as well as one of the most comprehensive automobile libraries in China, and we offer a similarly diverse portfolio of tools:

•

Original-generated content. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models. We also have an AH-100 Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles. Our editorial team at our Beijing headquarter and sales offices located throughout China work closely with automakers, dealers and other industry participants to create automobile-related articles.

•

Professionally-generated content. We have created an open content platform where we invite key opinion leaders and influential bloggers in the automotive field to contribute their high-quality analysis and insight through vehicle reviews, industry trends, maintenance tips, photographs, video clips, live streaming and others.

•

Automobile Library. We have one of the most comprehensive automobile libraries in China with approximately 55,100 vehicle model configurations as of December 31, 2020, according to iResearch, which we believe covers the substantial majority of passenger vehicle models released in China since 2005.

•

User-generated content. Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our users actively engage with each other on our discussion forums. Users leverage the discussion forums to share experiences on a wide range of topics such as driving, usage and maintenance tips. As of December 31, 2020, we had over 135.5 million registered users, representing an approximate 23% year-over-year increase from pecember 31, 2019. We maintain a highly engaged and sticky user base, with 42.1 million mobile daily active users as of December 31, 2020.

•

Portfolio of Interactive Tools. We have developed a diverse portfolio of interactive tools. AskBob is an AI-powered smart assistant that can generate customized purchase reports for users on the basis of each user’s browsing records and other data to facilitate their potential purchases. Users can use our car model comparison tool to select a number of car models, and the comparison tool will immediately generate a report that compares the models by a variety of metrics and other information. Our “7-step purchase tool” facilitates each step of a user’s purchase process from developing a purchase intent, viewing and choosing cars to visiting a dealer store and picking up the purchased car. Intelligent Car Finder is an interactive AI-based tool that can answer a variety of questions a potential purchaser may ask and recommend suitable choices to the purchaser.

BUSINESS

Our content and engagement with users covers all stages of the automobile life cycle beyond the initial discovery and purchase. In 2016, we launched a traveler channel, now known as the Road-trip Channel, which provides content and products related to hotels, flights and offline road trip events, including travel journal sharing, road trip experience sharing and customized trip planning services. We also rolled out the “Young Channel” on our website as an interest-based social media platform, which promotes automobile knowledge and culture among young users. In addition, we launched the New Energy Vehicle Channel to provide users with more information on new-energy cars, such as recent policies, technology updates and charging station locations. We recently launched a lite version of the Autohome application to attract younger audiences and also rolled out Micro-Post channel which allows users to post photos and make brief comments on the channel.

A new form of content that we have developed is our online auto display that integrates augmented reality (AR), virtual reality (VR), and video- and live- streaming-related technologies to create and offer an immersive “automotive + online” experience. Today, we have built the industry’s largest auto model collection based on VR, AR and three-dimensional technologies by user views according to iResearch, attracting an average of more than 1 billion views per year. In 2019, we hosted the 818 Global Super Auto Show, the first-ever automotive-themed gala in China, which attracted over 150 million individual visitors online and an audience of over 70 million at the gala. In 2020, despite the COVID-19 pandemic, our 818 Global Super Auto Show brought in over 70 automotive brands, 2,400 dealers and 260 million user views.

Preferred intelligent platform for automakers and dealers

Our ability to reach a large and engaged user base of automobile consumers and our unique market insight driven by our comprehensive data technologies and solutions have made us a preferred intelligent platform for automakers and dealers. We offer a full suite of services to automakers and dealers and have continued to expand the products and services offered. We provide automakers with a broad range of advertising solutions, tools and data solutions that are flexible, diversified and tailored to their needs and characteristics, and provide our dealer customers with comprehensive leads generation services and end-to-end data-driven products and solutions, extending their reach to hundreds of millions of potential automobile consumers in China.

The ongoing improvement of our offering and increase in value we deliver to our customers have allowed us to gradually grow the amount of revenue we generate from our existing customer base. Our average media services revenue per automaker increased from RMB34.1 million to RMB39.7 million between 2018 and 2019, representing a 16.6% increase. Since 2017, we have started providing data products and services to automakers and dealers, which allows us to further penetrate into the sales and marketing as well as research and development budgets of our automaker and dealer customers.

Advanced data analytics and technology centered around AI, big data, cloud, and “software-as-a-service” capabilities (“ABC” and “SaaS”)

We follow a user-centric strategy for our technology infrastructure and have developed a robust and scalable intelligent platform driven by ABC technologies, which we believe is the foundation of our success and growth.

We possess leading AI capabilities through our deep industry knowhow in algorithms and abundant market insights. We have developed and are continuing to optimize an AI-based user intelligence engine that can rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We have also developed natural language processing capabilities incorporating industry-specific knowledge. Similarly, our image processing and video processing technologies allow us to provide useful functions such as car model identification from photos. We have accumulated a wealth of high quality, proprietary, and highly relevant scenario-based data insights from all stages of automobile ownership life cycle, based on which we were able to continuously train, iterate and optimize our algorithms and models, notably around our user intelligence engine and smart sales and marketing tools. We have built a market-leading big data platform, boasting 110PB+ platform capacity, 350TB+ daily increased data amount, and 350k+ daily task amount.

BUSINESS

Empowered by our powerful data processing capabilities and customized data analytics models, we have developed a series of “Know first, Sense first, Move first” (“IiIf1”) modules, such as nebula graphs and thermodynamic graphs, which allow automakers to visualize the evolving market landscape on a real-time basis. Our proprietary UVN-B model and user review systems further facilitate user profiling, including real-time intelligence, content and product recommendation, and targeted marketing, to engage our users more closely.

We have been successful not only in creating this infrastructure but also in deploying and monetizing our technologies externally. Our SaaS capabilities, coupled with our core ABC technologies, have enabled us to expand along the auto value chain, including the below:

•

We provide Intelligent R&D, Intelligent New Car Launch, Intelligent Marketing, and Intelligent Activities to our automaker customers in the form of data products. These products equip the automakers with, among other things, deeper insight into what consumers are looking for before they start the development, manufacturing, and marketing of cars. In 2019, 36 automakers were using our data products.

•

Our end-to-end SaaS-based services to dealers, on the other hand, includes Intelligent Showroom, Smart DCC (direct call center), Smart Call Out, Smart Assistant, Smart Sales, and Smart Aftersales. These products help improve conversion between each step of the sales cycle from customer traffic generation and in-store visit to vehicle transactions and aftermarket services. In 2019, over 17,000 dealer customers used these SaaS-focused data products.

We were also the first in the industry to apply VR technologies in online auto display, according to iResearch. Our Intelligent Showroom marketing platform has incorporated the functions of panoramic car shopping, smart push notifications and smart shopping guide, and provided an important platform during the COVID-19 pandemic for the dealers to display and market their models to potential purchasers.

Comprehensive full life cycle automotive ecosystem with powerful network effects

Building upon our leading position, we have transformed ourselves from a content-led vertical media business to a robust data and technology-driven automotive ecosystem covering all stages of the automobile life cycle and connecting a variety of user scenarios.

Our massive and comprehensive assortment of automobile-related content was the foundation of our business, and has enabled us to generate a large and highly engaged user base to deliver our products and services. For example, Autohome Mall, our flagship online transaction platform, has become an e-commerce platform for users to review automotive-related information, purchase coupons offered by automakers for discounts, make purchases to complete transactions in dealers’ offline stores and upload purchase invoices back to our platform.

In recent years, we have leveraged our business expansion and strategic partnerships to better serve auto consumers in connection with the later stages of the automobile ownership life cycle, such as auto fmancing and used car transactions, in order to capture additional revenue opportunities and address the under-served segments of the auto market in China. Since 2017, we have expanded our auto fmancing services significantly to include a great amount and variety of loans, leasing and insurance products. Through our platform, we enable our users and automobile sellers who are in need of auto fmancing to easily access various high-quality loans and insurance products and allow our cooperative fmancial partners to effectively increase their transaction volume. Following our investment into TTP in 2018 and follow-on investment in TTP in December 2020, we have been integrating into upstream supply of used cars, leveraging the transaction business to further develop auto financing operations, and building a comprehensive C2B2C ecosystem for used car transactions, and have collectively become the largest used automobile platform in China by total number of leads generated in 2019, according to iResearch.

BUSINESS

Today, our ecosystem generates powerful network effects by linking instrumental parties within the automotive industry, including users, automakers, dealers, auto-finance providers and aftermarket service providers. Automakers, dealers, and other industry participants are attracted to our platform for the massive user base they gain access to, and the growing user base stays loyal to us because of the full suite of services that covers the whole life cycle of automobiles offered by us and other platform participants. A user might see a listing that he finds appealing, read a variety of professionally and user-generated reviews on our platform, contact the dealer and purchase the car that was built by one of our automaker customers and financed and insured by one of our financial institution partners. In the subsequent months and years of using the vehicle, the user may revisit our platform for information, connections and services related to maintenance, repair and eventual resale of the vehicle. This type of engagement with each of our users links and enables instrumental parties and helps them generate more transactions and greater value.

Professional and proven management team backed by a strong strategic shareholder

Under the leadership of our management, we have successfully executed our growth strategies as China’s leading online automobile destination. Our management led us in developing strong execution capabilities that have enhanced our leading position in this industry. We have also developed a corporate culture of delivering the spirit of engaging, educating and informing auto consumers with everything they need to know about cars and leads that enable our automakers and dealers, which we believe makes up the foundation of such an innovative business model in the industry. Our corporate culture is also the driving force to attract, retain and motivate top industry talents to continue our innovation and expansion.

Furthermore, we enjoy synergies with Ping An Group who is our largest shareholder. Ping An Group is a world-leading technology-powered retail financial services group with a focus on the businesses of insurance, banking, asset management, and technology and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. We are firmly embedded into the Ping An ecosystem as an important segment of Ping An’s auto ecosystem. Our collaboration with Ping An Group’s various subsidiaries has helped us round out our coverage of the auto life cycle by introducing additional auto financing and aftermarket service opportunities. We currently provide services to enable Ping An Bank, Ping An Leasing and Ping An P&C to present their financing and insurance products to users of our websites and mobile applications and to accept users’ auto financing applications.

OUR STRATEGIES

Grow our user base and user engagement by enhancing our content offering and improving the user experience on our websites and mobile applications

We plan to further promote our platform to attract new users and expand our user base. We plan to continue to diversity and improve our content offerings, optimize our content delivery and enhance overall user experiences. We intend to leverage our insights into user needs, behaviors, patterns and preferences, to develop data-driven, personalized content and service offerings on our websites and our mobile applications, in order to enhance user engagement with our platform on an ongoing basis.

Strengthen our value proposition to automakers and dealers

We intend to further expand and deepen our media and leads generations service offerings to automakers and dealers, respectively. We will continue to enhance our existing service offerings and introduce new high-quality services to create additional value for our automaker and dealer customers. We plan to strengthen our collaboration with existing automaker and dealer customers and also reach new customers who can benefit from our services by further promoting our platform and brand. We will continue to leverage our user insights and technologies to provide more targeted and effective solutions for our automaker and dealer customers.

Further develop our technological leadership and SaaS capabilities to strengthen user engagemenI monetization capabilities and operational efficiencies

We will continue to strengthen our AI, big data and cloud as well as AR- and VR-related technologies and our SaaS capabilities. We plan to further enhance our core technological capabilities including data processing technology and machine learning algorithms, and strengthening our ability to deliver solutions responsive to our customers’ and users’ needs. To this end, we will continue to attract and cultivate talents in the fields of AI, data science and other technological frontiers and will continue to invest significant resources in research and development to further improve our user engagement, monetization capabilities and operational efficiencies. We also plan to continue our efforts in building the envisioned “4.0 ABC + SaaS” platform by developing and leveraging our SaaS capabilities together with our core AI, big data, and cloud technologies.

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Capitalize on our leading position to enhance our presence across the full life cycle of automobile ownership through more versatile data products, transaction, financing, and other aftermarket offerings

Our data products, transaction facilitation, auto financing and other aftermarket offerings have become increasingly important components of our service offerings and revenue sources. They are also critical to our vision of building a closed-loop ecosystem covering all stages of the automobile ownership life cycle including review, purchase and use of automobiles. Through our continued investment in developing our technological leadership in AI, big data and cloud, we plan to further diversify and strengthen the capabilities of our data products. We plan to further leverage the TTP platform to strengthen our position in the transaction space. We will also continue our efforts in developing our auto finance and other aftermarket services to enhance our presence across the life cycle of automobile ownership.

Enhance our domestic and overseas presence

We will continue implementing our strategy of domestic and global expansion. We plan on enhancing our presence in not only developed countries such as the UK and Germany but emerging markets as well. We believe our advanced technologies, products and content offerings, and operational model make us competitive in many overseas markets as well as domestically. We also intend to continue to develop our user base, expand our service offerings, enhance our technological leadership and optimize our ecosystem through selected cooperation, investment and acquisitions.

DELIVERY OF CONTENT

Our Websites

Below is a screenshot of our main website:

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Our Mobile Websites and Applications

Below is a screenshot of the user interface of our main mobile application:

OUR CONTENT AND TOOLS

Our Interactive Tools

Leveraging the rich content and user data on our platform and our advanced AI and data technologies, we have developed a portfolio of intelligent tools to facilitate our users’ potential vehicle purchases. For example, AskBob is a smart assistant tool empowered and enhanced by our rich data and unique algorisms and can generate customized purchase reports for users on the basis of each user’s browsing records and other data. Our car model comparison tool allows users to select a number of car models and compare them by a variety of metrics and other information, thus enabling the users to make an informed purchase decision based on extensive and immediately available comparative data. Our “7-step purchase tool” facilitates each step of a user’s purchase process from developing a purchase intent, viewing and choosing cars to visiting a dealer store and picking up the purchased car. The Intelligent Car Finder, on the other hand, is an interactive AI-based tool trained by the rich data we have and can answer a variety of questions from potential purchasers and recommend suitable choices to the users.

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Below are screenshots of a sample customized purchase report generated by AskBob:

Online Marketplace and Other Services

Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used car transactions and provide other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and independent automobile sellers. Historically we engaged in the direct vehicle sales business where we directly sold vehicles on our platform, but we substantially withdrew from such business in 2016.

Data Products

We have been leveraging our AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products towards the end of 2017 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven end-to-end SaaS based solutions to our customers. The data products and solutions we offer to automakers and dealers on our platform primarily consist of (i) Intelligent R&D, Intelligent New Car Launch, Intelligent Conversion, Intelligent Activities, analytical tools and customized data reports prepared based on our big data and multi-dimensional analyzes on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) Intelligent Showroom, Smart DCC, Smart Sales, Smart Aftersales, Smart Call-Out and Smart Assistant. Our Intelligent New Car Launch product generates large user attention with comprehensive launch plans based on big data, informing automakers of when and where to launch new products, what groups of potential buyers to target, what competition and selling points strategies to adopt, and what creative content to use in the launch. Post-launch, automakers continue to benefit from our Intelligent Conversion and Intelligent Activities services in maintaining a high level of market enthusiasm in the newly launched products and other mature products. The Intelligent Showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. Going forward, we will continue to enrich our data product portfolio to cover the data needs of the entire automobile ownership life cycle.

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Below is a screenshot of the user interface of Intelligent New Car Launch:

Used Vehicles Transactions

We first invested in TTP Car Inc., or TTP, a company operating an online bidding platform for used automobiles, in June 2018, and made follow-on investment at the end of December 2020, after which we held convertible bonds and preferred shares in TTP representing 48.87% of TTP’s equity interest on as-converted basis. We acquired control in TTP from the December 2020 investment based on our 51% voting rights at TTP’s shareholder meetings and our right to appoint the majority of the members of TTP’s board of directors.

TTP is a used car transaction system that facilitates used car transactions between sellers and buyers. It connects automobile buyers and used automobile sellers and helps facilitate their vehicle transactions on our platform through providing a wide range of auto-related services, such as leads generation, user profile generation, offering of auto financing products and valuation tools. It has improved the under-served used automobile market and addressed problems such as lack of sourcing, traffic and consumer confidence, and has fostered business-to-consumer purchasing experiences for our consumers. We provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online-based services. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc. through our platform. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. By working closely with TTP, which currently incurs a loss from its operation, we will deeply integrate ourselves into upstream supply of used cars and build a comprehensive ecosystem for used car transactions. The net loss of TTP had an insignificant impact on our results of operations as of December 31, 2020.

Our Pricing Policies and Revenue Models

For our media services to automakers, we primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. Although we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models, the amount generated on the basis of such models is relatively insignificant. For our leads generation services to dealers, we charge different subscription fees based on the version of subscription (standard, premium etc.), tier of city (first tier, second tier etc.) and length of subscription (semi-yearly, yearly, etc.) for dealer subscription services, and charge for the advertising services to individual dealer advertisers and used car listing services mostly on a “cost per time” basis. We price our data products based on the scope of services provided by each product. For our transactions and auto financing services, we charge commissions on a per sale or lead basis, taking into consideration industry standards and the value of our services. When pricing all our products and services, we consider the price of comparable products or services (if any) in the market as well as our products and services themselves.

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CUSTOMERS AND SUPPLIERS

We have a broad base of customers, and our top five customers in aggregate accounted for less than 35% of our total revenues for each of the years ended December 31, 2018, 2019 and 2020, respectively. Our top five suppliers in aggregate accounted for less than 30% of our purchases for each of the years ended December 31, 2018, 2019 and 2020, respectively. As of February 25, 2021, based on publicly available information, save for one customer which contributed less than 6% of our total revenues in each of the financial year ended December 31, 2018, 2019 and 2020, none of our directors and their close associates or our controlling shareholders held a 5% or more shareholding interest in our top five customers. In our standard contracts for media services to automaker customers, we primarily use the cost per day pricing model, and the settlement cycle varies based on our agreements with each automaker or third-party advertising agency. In our standard contracts for dealer subscription services to dealer customers, we charge subscription fees for each subscription period and usually require advanced payments of the fees. We have a diverse base of suppliers from whom we purchase a variety of products and services, and our contract terms with them vary based on the specific product / service.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.

We have adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as financial reporting, information system, internal control, human resources and investment management.

Financial Reporting Risk Management

We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policies, budget management policies, treasury management policies, financial statements preparation policies and finance department and staff management policies. We have various procedures and IT systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Internal Control Risk Management

We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our legal, finance and other departments work closely together to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our company.

In accordance with our internal procedures, our in-house legal department, our administrative department and our finance team manage the database and review the due diligence materials and contracts of suppliers and customers. Our government relations team works with relevant business units to obtain and maintain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.

We continually review the implementation of our risk management policies and measures to ensure our policies and implementation are effective and sufficient.

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Audit Committee Experience and Qualification and Board Oversight

We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

The audit committee consists of three members, namely Tianruo Pu, Dazong Wang and Junling Liu, all of whom are independent non-executive directors. Tianruo Pu is the chairperson of the audit committee.

We also maintain an internal audit department which is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee and senior management on any issues identified. Our internal audit department members hold regular meetings with management to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors, if necessary.

Ongoing Measures to Monitor the Implementation of Risk Management Policies

Our audit committee, internal audit department and senior management together monitor the implementation of our risk management policies on an ongoing basis to ensure our policies and implementation are effective and sufficient.

Complaint Handling

We provide contact information on the interfaces of our websites, mobile applications and other products for our customers and platform users to ask questions and solve potential problems. Our customers and users can lodge any complaint they may have via email, telephone and other methods. Any complaint received will be handled by the relevant business department, including verification and response. The legal statement on our website informs users of our detailed procedures of notice, investigation, response etc. with respect to any possible content-related violation of third-party rights on our platform. We did not receive any material complaints from customers or platform users during the three years ended December 31, 2018, 2019 and 2020.

We are not the provider of the automobile or auto financing or insurance products on our platform and do not bear direct liabilities for such products. We may, however, be subject to compliance with and potential liabilities under platform operator-related regulations.

Personal Information Protection and Data Security

We take protection of personal information and data security very seriously. We follow strictly the relevant laws and regulations in collecting the personal information of our users, and we conduct regular self-inspections and correct any irregularities found to ensure our maximum protection of each user’s personal information. With respect to data security, we have leveraged our technological capabilities to establish safe data transmission channels to ensure the security of data transmission between our platform and the users. In the meantime, we encrypt the user names, mobile phone numbers etc. of our users stored in our database to prevent data theft or leakage caused by possible security breaches. Additionally, we provide regular trainings about data security to our relevant employees.

INSURANCE

As of February 25, 2021, we maintained all the insurance policies required by PRC laws and regulations. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. We do not have any business liability or disruption insurance to cover our operations. During the three years ended December 31, 2018, 2019 and 2020, we have not made, nor been the subject of, any material insurance claim.

BUSINESS

PROPERTIES

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 27,504 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2020, we also leased office space in 70 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China and those overseas. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, principally through leasing, to accommodate any future expansion plans.

COMPLIANCE AND LEGAL PROCEEDINGS

Our PRC legal counsel is of the opinion that, during the three years ended December 31, 2018, 2019 and 2020, our major subsidiaries incorporated under PRC laws have complied with relevant PRC laws and regulations currently in effect in all material respects, and obtained all material requisite licenses and approvals from relevant governmental authorities for their main business operations in the PRC, and that as at February 25, 2021, these licenses and approvals remained valid and in effect to the extent required for their main business operations and that no material legal impediment to the renewal of such material licenses and approvals existed.

We are not the provider of the automobile or auto financing or insurance products on our platform and do not bear direct liabilities for such products. We may, however, be subject to compliance with and potential liabilities under platform operator-related regulations.

We have taken measures to mitigate the potential liabilities under platform operator-related regulations.

We were in compliance with the applicable laws and regulations in all material respects during the three years ended December 31, 2018, 2019 and 2020 and up to February 25, 2021.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2018, 2019 and 2020 and as of December 31, 2018, 2019 and 2020, including certain new disclosures made in connection with the Listing.

The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in our 2019 Form 20-F.

SUMMARY OF HISTORICAL FINANCIAL INFORMATION

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements. We have not released any audited financial statements subsequent to the 2019 Form 20-F. All information contained in this document relating to our financial position, results of operations, and our cash flows as of and for the year ended December, 31, 2020 is UNAUDITED. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes included in our 2019 Form 20-F and the information under “Item 5. Operating and Financial Review and Prospects” in our 2019 Form 20-F.

The summary of historical financial information set forth below includes translations of financial data in Renminbi into U.S. dollars for the convenience of the reader. These translations were made at a rate of RMB 6.5250 to US$1.00, the exchange rate on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Our historical results for any prior period do not necessarily indicate our results to be expected.

Selected Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	Audited		Audited		Unaudited	Unaudited
	(in thousands, except percentages)
Net revenues
Media services	3,508,254	48.5	3,653,767	43.4	3,455,056	529,510	39.9
Leads generation services	2,870,996	39.7	3,275,544	38.9	3,198,832	490,242	36.9
Online marketplace and others	853,901	11.8	1,491,440	17.7	2,004,671	307,229	23.2

Total net revenues	7,233,151	100.0	8,420,751	100.0	8,658,559	1,326,981	100.0
Cost of revenues(1)	(820,288)	(11.3)	(960,292)	(11.4)	(961,170)	(147,306)	(11.1)

Gross Profit	6,412,863	88.7	7,460,459	88.6	7,697,389	1,179,675	88.9
Operating expenses
Sales and marketing expenses(1)	(2,435,236)	(33.6)	(3,093,345)	(36.7)	(3,246,507)	(497,549)	(37.5)
General and administrative expenses(1)	(314,846)	(4.4)	(317,967)	(3.8)	(381,843)	(58,520)	(4.4)
Product development expenses(1)	(1,135,247)	(15.7)	(1,291,054)	(15.3)	(1,364,227)	(209,077)	(15.8)

Total operating expenses	(3,885,329)	(53.7)	(4,702,366)	(55.8)	(4,992,577)	(765,146)	(57.7)
Other income, net	341,391	4.7	477,699	5.7	443,215	67,926	5.1
Operating profit	2,868,925	39.7	3,235,792	38.5	3,148,027	482,455	36.4

Interest income	358,811	5.0	469,971	5.6	537,389	82,358	6.2
Earnings/(loss) from equity method investments	24,702	0.3	685	0.0	(1,246)	(191)	0.0
Fair value change of other non-current assets	(11,017)	(0.2)	(5,442)	(0.1)	(15,658)	(2,400)	(0.2)

Income before income taxes	3,241,421	44.8	3,701,006	44.0	3,668,512	562,222	42.4
Income tax expense	(377,890)	(5.2)	(500,361)	(5.9)	(260,945)	(39,992)	(3.0)

Net income	2,863,531	39.6	3,200,645	38.1	3,407,567	522,230	39.4

Net loss/(income) attributable to noncontrolling interests	7,484	0.1	(679)	0.0	(2,338)	(358)	0.0
Net income attributable to Autohome Inc.	2,871,015	39.7	3,199,966	38.1	3,405,229	521,872	39.3

Note:

(1)	Including share-based compensation expenses as follows:

FINANCIAL INFORMATION

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	Audited		Audited		Unaudited	Unaudited
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	16,112	0.2	15,508	0.2	21,372	3,276	0.2
Sales and marketing expenses	61,599	0.9	46,081	0.5	40,103	6,146	0.5
General and administrative expenses	55,992	0.8	62,884	0.7	55,868	8,562	0.6
Product development expenses	68,622	0.9	79,535	0.9	93,863	14,385	1.1

Total share-based compensation expenses	202,325	2.8	204,008	2.4	211,206	32,369	2.4

Selected Consolidated Balance Sheet Data

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	Audited	Audited	Unaudited	Unaudited
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	211,970	1,988,298	1,751,222	268,387
Short-term investments	9,849,488	10,806,812	12,878,176	1,973,667
Accounts receivable (net of allowance for doubtful accounts of RMB3,589, RMB33,989 and RMB128,199 (US$19,647) as of December 31, 2018, 2019 and 2020, respectively)	2,795,835	3,231,486	3,124,197	478,804
Amounts due from related parties, current	34,047	29,501	47,303	7,250
Prepaid expenses and other current assets	249,977	302,285	563,182	86,311

Total current assets	13,141,317	16,358,382	18,364,080	2,814,419
Non-current assets:
Restricted cash	5,000	5,200	17,926	2,747
Property and equipment, net	170,198	281,773	410,081	62,848
Intangible assets, net	39,404	27,746	440,421	67,497
Goodwill	1,504,278	1,504,278	4,071,391	623,968
Long-term investments	70,979	71,664	70,418	10,792
Amounts due from related parties, non-current	2,041	4,509	18,163	2,784
Deferred tax assets	90,179	27,782	79,661	12,209
Other non-current assets	732,805	874,531	258,704	39,647

Total non-current assets	2,614,884	2,797,483	5,366,765	822,492

Total assets	15,756,201	19,155,865	23,730,845	3,636,911

Liabilities and equity
Current liabilities:
Accrued expenses and other payables	2,439,948	2,417,438	2,577,709	395,051
Advance from customers	75,017	95,636	127,235	19,500
Deferred revenue	1,510,726	1,370,953	1,315,667	201,635
Income tax payable	119,210	45,489	85,177	13,054
Amounts due to related parties	19,868	36,387	79,895	12,244

Total current liabilities	4,164,769	3,965,903	4,185,683	641,484

Non-current liabilities:
Other liabilities	24,068	45,534	104,861	16,071
Deferred tax liabilities	455,921	538,487	631,509	96,783

Total non-current liabilities	479,989	584,021	736,370	112,854

Total liabilities	4,644,758	4,549,924	4,922,053	754,338

Net current assets	8,976,548	12,392,479	14,178,397	2,172,935

Mezzanine equity	—	—	1,056,237	161,875

Total Autohome Inc. shareholders’ equity	11,135,278	14,629,097	17,625,734	2,701,262

Non-controlling interests	(23,835)	(23,156)	126,821	19,436

Total equity	11,111,443	14,605,941	17,752,555	2,720,698

Total liabilities, mezzanine equity and equity	15,756,201	19,155,865	23,730,845	3,636,911

FINANCIAL INFORMATION

Selected Consolidated Cash Flow Data

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	Audited	Audited	Unaudited	Unaudited
	(in thousands)
Net cash generated from operating activities	3,111,438	2,889,369	3,325,631	509,675
Net cash used in investing activities	(3,301,239)	(1,168,267)	(2,985,458)	(457,542)
Net cash (used in)/generated from financing activities	(543,968)	68,676	(546,967)	(83,825)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	39,151	(13,250)	(17,556)	(2,690)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(694,618)	1,776,528	(224,350)	(34,382)
Cash and cash equivalents and restricted cash at beginning of year	911,588	216,970	1,993,498	305,516
Cash and cash equivalents and restricted cash at end of year	216,970	1,993,498	1,769,148	271,134

Results of Operations

Year Ended December 31, 2020 (Unaudited) Compared to Year Ended December 31, 2019 (Audited)

Net Revenues

Our net revenues increased by 2.8% from RMB8,420.8 million in 2019 to RMB8,658.6 million (US$1,327.0 million) in 2020. This increase was primarily due to a 34.4% increase in revenues from online marketplace and others. The COVID-19 outbreak and the government-imposed restrictions in response to it (mainly during the first quarter of 2020) had a negative impact on the growth rate of our net revenues in 2020.

Media services

Our media services revenues decreased by 5.4% from RMB3,653.8 million in 2019 to RMB3,455.1 million (US$529.5 million) in 2020. This decrease was due to decreased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

FINANCIAL INFORMATION

The decrease in revenues from our media services was primarily attributable to 5.4% decrease in average revenue per automaker advertiser from RMB39.7 million in 2019 to RMB37.6 million (US$5.8 million) in 2020 as many automakers experienced disruption in operation and downward adjustment of advertising budgets as a result of the COVID-19 outbreak.

Leads generation services

Leads generation services revenues decreased by 2.3% from RMB3,275.5 million in 2019 to RMB3,198.8 million (US$490.2 million) in 2020. The decrease in leads generation services revenues was mainly driven by a decrease in the number of dealer customers from 27,100 in 2019 to 24,517 in 2020, which was primarily a result of the overall decline in China’s automobile sales market.

Online marketplace and others

Revenues from online marketplace and others increased by 34.4% from RMB1,491.4 million in 2019 to RMB2,004.7 million (US$307.2 million) in 2020. This increase was primarily attributable to the increased contribution from data products. Revenues from online marketplace and others in 2020 consisted of revenues related to new car and used car marketplace business, auto financing business, data products and others.

Cost of Revenues

Our cost of revenues increased by 0.l% from RMB960.3 million in 2019 to RMB961.2 million (US$147.3 million) in 2020. In addition, our cost of revenues included share-based compensation expenses, which were RMB21.4 million (US$3.3 million) in 2020, compared to RMB15.5 million in 2019.

Content-related Costs

Our content-related costs increased by 13.8% from RMB633.0 million in 2019 to RMB720.5 million (US$110.4 million) in 2020, primarily due to an increased expenditure related to content generation, acquisition and execution and expenses directly related to the execution of service contracts.

Depreciation and Amortization Expenses

Our depreciation and amortization expenses decreased slightly by 4.1% from RMB31.2 million in 2019 to RMB29.9 million (US$4.6 million) in 2020.

Bandwidth and IDC Costs

Our bandwidth and IDC costs increased by 7.3% from RMB106.1 million in 2019 to RMB113.9 million (US$17.5 million) in 2020, which was due to increased bandwidth and IDC necessary to respond to the growth of our user traffic, improve user experience and enhance our big data analytical capabilities.

Tax Surcharges

Tax surcharges decreased by 49.0% from RMB189.9 million in 2019 to RMB97.0 million (US$14.9 million) in 2020, as a result of the favorable tax policies implemented by the government in response to the COVID-19 outbreak.

Operating Expenses

Our operating expenses increased by 6.2% from RMB4,702.4 million in 2019 to RMB4,992.6 million (US$765.1 million) in 2020.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 5.0% from RMB3,093.3 million in 2019 to RMB3,246.5 million (US$497.5 million) in 2020. As a percentage of net revenues, sales and marketing expenses were 37.5% in 2020, compared to 36.7% in 2019. Our sales and marketing expenses included share-based compensation expenses of RMB40.1 million (US$6.1 million) in 2020, compared to RMB46.1 million in 2019.

FINANCIAL INFORMATION

General and Administrative Expenses

Our general and administrative expenses increased by 20.1% from RMB318.0 million in 2019 to RMB381.8 million (US$58.5 million) in 2020. This increase was primarily due to the increase in professional service fees and bad debt provisions. As a percentage of net revenues, general and administrative expenses increased from 3.8% in 2019 to 4.4% in 2020. Our general and administrative expenses included share-based compensation expenses of RMB55.9 million (US$8.6 million) in 2020, compared to RMB62.9 million in 2019.

Product Development Expenses

Our product development expenses increased by 5.7% from RMB1,291.1 million in 2019 to RMB1,364.2 million (US$209.1 million) in 2020. As a percentage of net revenues, product development expenses were 15.8% in 2020, compared to 15.3% in 2019. Our product development expenses included share-based compensation expenses of RMB93.9 million (US$14.4 million) in 2020, compared to RMB79.5 million in 2019.

Other income, net

Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB443.2 million (US$67.9 million) in 2020, compared to RMB477.7 million in 2019.

Income before Income Taxes

Our income before income taxes was RMB3,668.5 million (US$562.2 million) in 2020, compared to RMB3,701.0 million in 2019.

Income Tax Expense

We incurred income tax expense of RMB260.9 million (US$40.0 million) in 2020, representing a 47.8% decrease compared to RMB500.4 million in 2019, primarily due to the realization of previously uncertain preferential tax rates for certain subsidiaries that were determined to be eligible for preferential tax rate in 2020.

Net Income Attributable to Autohome Inc.

As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB3,405.2 million (US$521.9 million) in 2020, increased by 6.4% compared to net income attributable to Autohome Inc. of RMB3,200.0 million in 2019.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Net cash generated from operating activities was RMB3,325.6 million (US$509.7 million) for 2020. The difference between the net income of RMB3,407.6 million (US$522.2 million) and the net cash generated from the operating activities of RMB3,325.6 million (US$509.7 million) was primarily due to additional cash of RMB593.6 million used for working capital, partially offset by adding back certain non-cash expense items including share-based compensation of RMB211.2 million and depreciation of RMB158.2 million. The change in working capital was in turn the result of (i) a RMB217.7 million increase in prepaid expenses and other current assets; (ii) a RMB252.9 million increase in other non-current assets, and (iii) a RMB158.3 million decrease in accrued expenses and other payables.

FINANCIAL INFORMATION

The increase in prepaid expenses and other current assets was primarily attributable to the increased prepaid technical service expenses and receivables from third-party payment platform. The increase in other non-current assets was primarily due to the recognition of operating lease right-of-use assets. The decrease in accrued expenses and other payables was primarily attributable to the decreased promotion expenses.

As of December 31, 2020, 98.5% (or RMB2,758.4 million) of our total accounts receivable at the end of 2018 and 93.2% (or RMB3,043.6 million) of our total accounts receivable at the end of 2019 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 118.3 days in 2018, 130.6 days in 2019 and 134.0 days in 2020. The increase in turnover days was primarily due to the decline in the automobile market as well as the impact of COVID-19.

Investing Activities

Net cash used in investing activities was RMB2,985.5 million (US$457.5 million) in 2020, which was primarily attributable to acquisition of TTP Car Inc., purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.

Short-term Investments

As of December 31, 2018’ 2019 and 2020, our short-term investments consist of bank deposits, adjustable-rate financial products with original maturities of greater than 3 months but less than 1 year and money market funds that are measured at fair value. The following table sets forth a breakdown of our short-term investments:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	Audited	Audited	Unaudited	Unaudited
	(in thousands)
Term deposits	1,732,110	2,577,905	7,286,100	1,116,644
Adjustable-rate financial products	8,092,984	8,228,907	5,592,076	857,023
Money market fund	24,394	—	—	—
	9,849,488	10,806,812	12,878,176	1,973,667

The following table sets forth a movement of our short-term investments:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	Audited	Audited	Unaudited	Unaudited
	(in thousands)
Opening balance	7,242,636	9,849,488	10,806,812	1,656,216
Additions	54,532,940	42,660,267	40,050,012	6,137,933
Disposals	(51,936,932)	(41,695,492)	(37,968,391)	(5,818,911)
Net unrealized interest income recognized in earning (fair value change)	65,094	46,631	37,047	5,679
Net realized interest income recognized in earning	(54,250)	(54,082)	(47,304)	(7,250)
Ending balance	9,849,488	10,806,812	12,878,176	1,973,667

FINANCIAL INFORMATION

Those adjustable-rate financial products were deposits with certain financial institutions with maturities of less than one year. Some of these products were principal-guaranteed with variable interest rates, while the others were not principal-guaranteed. As of December 31, 2018, 2019 and 2020, the average effective yield of our adjustable-rate financial products was 4.4% per annum, 4.0% per annum, and 4.0% per annum, respectively.

In accordance with ASC 825, Financial Instruments, for all of our short-term investments, we elected to apply the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income. We recorded interest income related to short-term investment of RMB329.8 million, RMB386.2 million and RMB454.0 million (US$69.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Long-term Investments

As of December 31, 2018, 2019 and 2020, our long-term investments consist of equity method investments. Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, we initially record its investments at cost. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investments. During the three years ended December 31, 2018, 2019 and 2020, our significant equity method investees primarily included Hunan Mango Autohome Automobile Sales Co., Ltd. and Visionstar Information Technology (Shanghai) Co., Ltd. The carrying amount of all of the equity method investments was RMB71.0 million, RMB71.7 million and RMB70.4 million (US$10.8 million) as of December 31, 2018, 2019 and 2020 respectively. We recorded earnings from equity method investments of RMB24.7 million and RMB0.7 million for the years ended December 31, 2018 and 2019, and loss from equity method investments of RMB1.2 million (US$0.2 million) for the year ended December 31, 2020.

Financing Activities

Net cash used in financing activities in 2020 was RMB547.0 million (US$83.8 million), which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.

Working Capital

We recorded net current assets of RMB8,976.5 million, RMB12,392.5 million and RMB14,178.4 million (US$2,172.9 million), respectively, as of December 31, 2018, 2019 and 2020. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

FINANCIAL INFORMATION

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	Audited	Audited	Unaudited	Unaudited
	(in thousands)
Current Assets:
Cash and cash equivalents	211,970	1,988,298	1,751,222	268,387
Short-term investments	9,849,488	10,806,812	12,878,176	1,973,667
Accounts receivable (net of allowance for doubtful accounts of RMB3,589, RMB33,989 and RMB128,199 (US$19,647) as of December 31, 2018, 2019 and 2020, respectively)	2,795,835	3,231,486	3,124,197	478,804
Amounts due from related parties, current	34,047	29,501	47,303	7,250
Prepaid expenses and other current assets	249,977	302,285	563,182	86,311
Total current assets	13,141,317	16,358,382	18,364,080	2,814,419
Current Liabilities:
Accrued expenses and other payables	2,439,948	2,417,438	2,577,709	395,051
Advance from customers	75,017	95,636	127,235	19,500
Deferred revenue	1,510,726	1,370,953	1,315,667	201,635
Income tax payable	119,210	45,489	85,177	13,054
Amounts due to related parties	19,868	36,387	79,895	12,244
Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB276,569, RMB193,303 and RMB602,990 (US$92,412) as of December 31, 2018, 2019 and 2020, respectively)	4,164,769	3,965,903	4,185,683	641,484

Taking into account cash and cash equivalents on hand, our operating cash flows, the available revolving lines of bank facilities, and the estimated net proceeds available to us from the global offering, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

Since December 31, 2020 and up to the date of this document, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.

REGULATIONS

The following section sets forth supplemental information concerning certain regulations to which we are subject subsequent to the filing of our 2019 Form 20-F.

Regulations on Internet Privacy

On May 28, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021 and abolished the General Rules of the Civil Law of the People’s Republic of China. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On October 21, 2020, the Standing Committee of the National Peoples’ Congress issued the Personal Information Protection Law (Draft for comments), or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. As of the date of this document, the Draft Personal Information Protection Law is still pending approval and has not come into effect.

Regulations on E-commerce

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day and will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition.

Regulations on Brokerage Business

On December 7, 2020, the CBIRC published the Regulatory Measures for Internet Insurance Business, which became effective on February 1, 2021 and replaced the Interim Measures for the Supervision of Internet Insurance Business. The Regulatory Measures for Internet Insurance Business stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it sets a higher standard for insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection.

REGULATIONS

Regulations on Tax

Enterprise Income Tax

On December 29, 2018, the Standing Committee of the National People’s Congress amended the PRC Enterprise Income Tax Law (《中華人民共和國企業所得稅法》), which was issued on March 16, 2007. The Implementing Regulations of the Law of the PRC on Enterprise Income Tax (《中華人民共和國企業所得稅法實施條例》) was issued on December 6, 2007 and became effective on January 1, 2008 and was revised on April 23, 2019. Under the PRC Enterprise Income Tax Law and its implementation rules, a standard 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10% and enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered as PRC resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The Implementing Regulations of the Law of the PRC on Enterprise Income Tax defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

Pursuant to Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management (《國家稅務總局管局境外注冊中資控股企業依據實際管理機構標準認定為居民企業有關問題的通知》), or the SAT Circular 82 issued by SAT in April 2009 and amended in December 2017, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. SAT issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the PRC Enterprise Income Tax Law at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the PRC Enterprise Income Tax Law to the extent such dividends are deemed “dividends among qualified resident enterprises.”

In addition, pursuant to the PRC Enterprise Income Tax Law, Enterprises qualified as “High and New Technology Enterprises”, are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprises” status. According to the Announcement of the State Administration of Taxation on Issuing the Revised Measures for Handling Enterprise Income Tax Preferences (Revision 2018) (《企業所得稅優惠政策事項辦理辦法(2018修訂)》), which was promulgated by SAT and came into effect on April 25, 2018, enterprises enjoying enterprise income tax preferences shall adopt the handling methods of “making independent judgment, declaring for enjoyment and retaining the relevant materials for future reference”. An enterprise shall, according to its operating condition and related tax provisions, independently determine whether it satisfies the conditions required for enterprise income tax preferences. Those who meet the conditions may independently calculate the tax deductions or exemptions according to the time listed in the Catalog for the Administration of Enterprise Income Tax Preferences (Revision 2017) (《企業所得稅優惠事項管理目錄(2017年版)》), and enjoy tax incentives by filing enterprise income tax returns. Meanwhile, they shall, in accordance with the relevant provisions, collect and retain the relevant materials for future reference.

REGULATIONS

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry (《國家稅務總局關于進一步鼓勵軟件產業和積體電路產業發展企業所得稅政策的通知》) jointly issued by SAT and the Ministry of Finance, or the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries (《財政部、國家稅務總局、發展改革委、工業和信息化部關於軟件和集成電路產業企業所得稅優惠政策有關問題的通知》) jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period.

Dividends Withholding Tax

According to the PRC Enterprise Income Tax Law (《中華人民共和國企業所得稅法》) and the Implementing Regulations of the Law of the PRC on Enterprise Income Tax (《中華人民共和國企業所得稅法實施條例》), dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (《內地和香港特別行政區關于對所得避免雙重徵稅和防止偷漏稅的安排》) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Administration of Taxation on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (《國家稅務總局關于執行稅收協定股息條款有關問題的通知》) promulgated by SAT and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments (《非居民納稅人享受協定待遇管理辦法》), or the SAT Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties promulgated in 2015. The SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities.

Based on the Notice of the State Administration of Taxation on the Recognition of Beneficial Owners in Tax Treaties (《國家稅務總局關于稅收協定中“受益所有人”有關問題的公告》), which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as an beneficial owner to enjoy tax treaty benefits.

REGULATIONS

Value-added Tax and Business Tax

According to Provisional Regulations on Value-added Tax of the PRC (《中華人民共和國增值稅暫行條例》), which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended on November 5, 2008, February 6, 2016, November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC (《中華人民共和國增值稅暫行條例實施細則》) promulgated by the MOF on December 25, 1993 and amended on January 1, 2009 and November 1, 2011, organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovable and importation of goods in the PRC shall be taxpayers of Value-added Tax, or the VAT, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (《營業稅改征增值稅試點方案》), which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013. In accordance with the Notice on Fully Launch of the Pilot Scheme for the Conversion of Business Tax to Value-Added Tax (《財政部、國家稅務總局關于全面推開營業稅改征增值稅試點的通知》) which was issued by the MOF and the SAT on March 23, 2016 and came into effect on May 1, 2016, the state started to fully implement the pilot change from business tax to value-added tax on May 1, 2016. All taxpayers of business tax in construction industry, real estate industry, financial industry and living service industry have been included in the scope of the pilot and should pay value-added tax instead of business tax. On November 19, 2017, the Business Tax Regulation was abolished.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement of Strengthening Reform of VAT Policies(《財政部、稅務總局、海關總署關于深化增值稅改革有關政策的公告》), or the Announcement No. 39, which provides certain VAT reduction arrangements. According to the Announcement No. 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement No. 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises

On December 10, 2009, SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfers of Non-resident Enterprises (《國家稅務總局關于加强非居民企業股權轉讓所得企業所得稅管理的通知》), or the Circular 698. By promulgating and implementing the Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. SAT further issued the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (《國家稅務總局關于非居民企業間接轉讓財產企業所得稅若干問題的公告》), or SAT Notice 7 on February 3, 2015, which replaces certain provisions in the Circular 698. The SAT Notice 7 introduces a new tax regime that is significantly different from that under the Circular 698. The SAT Notice 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The SAT Notice 7 also provides clearer criteria than the Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the PRC Enterprise Income Tax Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets by the PRC resident enterprise.

REGULATIONS

On October 17, 2017, SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (《國家稅務總局關于非居民企業所得稅源泉扣繳有關問題的公告》), or the SAT Circular 37, which came into force and replace the Circular 698 and certain provisions in Circular 7 on December 1, 2017 and was partly amended on June 15, 2018. SAT Circular 37, among other things, simplifies the procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to SAT Circular 37, where the party responsible for withholding such income tax did not, or was unable to, withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both of such parties may be subject to penalties.

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “will,” “expect,” “anticipate,” “estimate,” “believe,” “going forward,” “ought to,” “may,” “seek,” “should,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “aim,” “aspire,” “objective,” “target,” “schedules,” “outlook” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract and retain users and customers; our business strategies and initiatives as well as our new business plans; our future business development, financial condition and results of operations; our ability to further enhance our brand recognition; our ability to attract, retain and motivate key personnel; competition in our industry in China and in other jurisdiction in which we have operations or may enter; and relevant government policies and regulations relating to our industry.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.